Exhibit 99.1

NEWS RELEASE

Occidental Delivers Revised Proposal to Acquire Anadarko

$76.00 Per Share Offer – 78% Cash and 22% Stock

Increased Cash Portion of $59 Per Share Provides Significant Immediate Value, Greater Closing Certainty and Enhanced Accretion

HOUSTON, May 5, 2019 -- Today, Occidental Petroleum Corporation (“Occidental” or “the Company”) (NYSE: OXY) delivered a letter to the Board of Directors of Anadarko Petroleum Corporation (“Anadarko”) (NYSE: APC) setting forth the terms of a revised and significantly enhanced superior proposal to acquire Anadarko for $76.00 per share comprised of $59.00 in cash and 0.2934 shares of Occidental common stock per share of Anadarko common stock.

The revised proposal, which has been unanimously approved by the Occidental Board of Directors, represents a premium of approximately 23.3% to the $61.62 per share value of Chevron’s pending offer as of market close on May 3, 2019.

On April 29, 2019, Anadarko announced its Board of Directors had determined that Occidental’s prior proposal, made on April 24, could reasonably be expected to result in a “Superior Proposal”, and the two companies have engaged since that determination.

“We firmly believe that Occidental is uniquely positioned to drive significant value and growth from Anadarko’s highly complementary asset portfolio,” said Occidental President and CEO, Vicki Hollub. “This combination will create a global energy leader with the scale and geographic diversification to drive compelling returns to the shareholders of both companies,” she added.

“The financial support of Berkshire Hathaway as well as the agreement we announced with Total allows us to delever our balance sheet while focusing our integration efforts on the assets that will provide the most value for us,” she continued.

Agreement to Sell Anadarko Assets to Total

In a separate release issued today, Occidental announced that, in connection with the Company’s proposal to acquire Anadarko, it has entered into a binding agreement to sell Anadarko’s Algeria, Ghana, Mozambique and South Africa assets to Total S.A. (“Total”) (NYSE: TOT) for $8.8 billion. Additional details regarding the agreement are available in that release.

Letter to Anadarko

The following is a copy of the letter that Occidental delivered to Anadarko’s Board of Directors:

Board of Directors
Anadarko Petroleum Corporation
c/o H. Paulett Eberhart
and R. A. Walker

May 5, 2019

Dear Members of the Anadarko Board of Directors:

We are pleased to submit our revised proposal to acquire Anadarko for $76 per share, comprised of $59 in cash and 0.2934 shares of Occidental common stock per Anadarko share.  Our Board of Directors has unanimously approved this proposal and we are enclosing the merger agreement, attaching disclosure schedules of Anadarko and Occidental, which we are prepared to sign, together with a copy of our equity commitment from Berkshire Hathaway and our debt commitment from BofA Merrill Lynch and Citi.

Our revised proposal represents a premium of approximately 23.3% to the $61.62 per share value of Chevron’s offer as of Friday’s market close.  The significantly increased cash component provides value and closing certainty and the equity component continues to provide your shareholders an opportunity to participate in the value creation of this exciting combination.  Our revised proposal does not require an Occidental shareholder vote, which has been repeatedly cited as the explanation for why you previously chose Chevron’s $65 offer over our $76 offer.

Anadarko announced on April 29 that the Board of Directors of Anadarko had determined that our April 24 proposal of $76 comprised of $38 in cash and 0.6094 shares of Occidental common stock per Anadarko share, could reasonably be expected to result in a “Superior Proposal” as defined in your agreement with Chevron.  We hope that the Board of Directors of Anadarko will promptly declare our revised and significantly enhanced proposal a “Superior Proposal,” so that you can comply with your obligations under your existing merger agreement and expeditiously secure this compelling value for Anadarko shareholders.

Our revised proposal and merger agreement represents our comprehensive response to all points that your counsel has raised with ours over the course of the past week.  Your counsel communicated to ours on Thursday evening a request for three board seats on the Occidental board.  We believe our revised proposal, which is 78% cash, does not support this and therefore we have not included such a provision.  The $1 billion breakup fee that resulted from your decision to select a $65 merger rather than the $76 per share we offered three weeks ago, will be borne by Occidental once we acquire Anadarko.

Our merger agreement does not contain any financing condition or, as noted above, any Occidental shareholder approval condition, and we do not anticipate any delay to completing the regulatory approval process.  We would expect to be in a position to close a transaction in the second half of 2019.  As you are aware, our financial advisors are BofA Merrill Lynch and Citi, and our legal advisors are Cravath, Swaine & Moore LLP, and we and they are available if you have any questions.

We remain perplexed at your apparent resistance to obtaining far more value for Anadarko shareholders which has been expressed clearly through our interactions over the last week.  As you know from our long-standing interest, we firmly believe that Occidental is uniquely positioned to create significant and sustainable growth and value from Anadarko’s asset portfolio.  We hope we can execute this merger agreement without delay and proceed to bringing this exciting combination to fruition.

Sincerely,

Vicki Hollub
President and Chief Executive Officer
Occidental Petroleum Corporation

Conference Call

The Company will hold a conference call on Monday, May 6, 2019, at 8 a.m. Eastern/7 a.m. Central. The conference call may be accessed by calling 1-866-871-6512 (international callers dial 1-412-317-5417) or via webcast at oxy.com/investors. A recording of the webcast will be posted on the Investor Relations section of the website within several hours after the call is completed.

Advisors

BofA Merrill Lynch and Citi are acting as Occidental’s financial advisors. Cravath, Swaine & Moore LLP is providing legal counsel to Occidental.

About Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s midstream and marketing segment purchases, markets, gathers, processes, transports and stores hydrocarbons and other commodities. The company’s wholly owned subsidiary OxyChem manufactures and markets basic chemicals and vinyls. Occidental posts or provides links to important information on its website at oxy.com.

Forward Looking Statements

Any statements in this press release about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko or the proposed transaction between Occidental and Total, benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described above; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transactions with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions contemplated by the binding agreement with Total; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this press release and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This press release relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This press release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Contacts
Media:
Melissa E. Schoeb
713-366-5615
melissa_schoeb@oxy.com

or

Investors:
Jeff Alvarez
713-215-7864
jeff_alvarez@oxy.com

Dan Burch
MacKenzie Partners, Inc.
212-929-5748 or 516-429-2722
dburch@mackenziepartners.com